Exhibit 99.1

Valens Semiconductor Reports Fourth Quarter and Full Year 2024 Results

Key Financial Highlights:

●	Q4 revenues: $16.7 million, exceeding the top end of our guidance and marking the fourth consecutive quarter of revenue growth.

●	Q4 gross margin: 60.4% GAAP; 64.5% non-GAAP.

●	Cash, cash equivalents and short-term deposits: $131.0 million.

HOD HASHARON, Israel, February 26, 2025 /PRNewswire/ -- Valens Semiconductor Ltd. (NYSE: VLN), a leader in high-performance connectivity, today reported financial results for the fourth quarter and full year ended December 31, 2024.

“2024 was a challenging year for many companies around the world, including semiconductor companies in many markets, and these challenges affected Valens as well. However, although our sales were slowed by continued inventory digestion and weakness in our customer markets, we believe that we are emerging from the bottom of the cycle, and that 2025 will prove a turnaround year for our company,” said Gideon Ben-Zvi, CEO of Valens Semiconductor. “We recently announced an ambitious, but achievable, five-year plan that, if achieved, could see Valens more than quadrupling its revenues over the coming years, as our high-speed connectivity chipsets find growth in existing markets, such as video conferencing, and within new markets such as industrial machine vision, and as our automotive products gain traction from new ADAS-based platforms.”

“Given the continued validation of our groundbreaking technology and our fortress balance sheet, we are well positioned to capitalize on exciting growth opportunities and to expand Valens’ business,” said Guy Nathanzon, CFO of Valens Semiconductor. “We recently announced another share repurchase program of up to $15 million, following the completion of the $10 million program we announced in late 2024. The share repurchase program reflects our confidence in the company’s long-term growth and commitment to enhancing shareholder value.”

Q4 2024 Financial Highlights:

●	Q4 revenues reached $16.7 million, exceeding our guidance of $16.0-$16.3 million, compared to $16.0 million in Q3 2024 and $21.9 million in Q4 2023.

o	Q4 Cross-Industry Business (“CIB”) revenues, including Acroname revenues, accounted for approximately 70% of total revenues at $11.7 million compared to $9.4 million dollars in Q3 2024 and $15.8 million in Q4 2023.

o	Q4 Automotive revenues accounted for approximately 30% of total revenues at $5.0 million, compared to $6.6 million dollars in Q3 2024 and $6.1 million in Q4 2023.

●	Q4 GAAP gross margin was 60.4% (non-GAAP gross margin was 64.5%), above the mid-point of the guidance. This is compared to a GAAP gross margin of 56.4% for Q3 2024 and 61.7% for Q4 2023 (non-GAAP gross margin of 60.7% in Q3 2024 and 63.1% in Q4 2023). On a segment basis, Q4 gross margin from the CIB was 64.7% and gross margin from Automotive was 50.5%. This compares to a Q3 2024 gross margin of 70.2% and 37.0%, respectively, and a Q4 2023 gross margin of 76.6% and 22.6%, respectively. The increase in Q4 automotive gross margin was due to an optimization of our product cost. The decrease in gross margin of the CIB was due to a product mix shift and lower fixed cost absorption.

●	Q4 GAAP net loss decreased to $(7.3) million, compared to a net loss of $(10.4) million dollars in Q3 2024 and a net profit of $2.8 million dollars in Q4 2023.

●	Q4 adjusted EBITDA was a loss of $(3.7) million, better than the guidance range of $(4.0)-$(4.9) million EBITDA loss. This compares to an adjusted EBITDA loss of $(5.1) million dollars in Q3 2024 and an adjusted EBITDA profit of $2.2 million dollars in Q4 2023.

Full Year 2024 Financial Highlights:

●	2024 revenues reached $57.9 million, compared to $84.2 million in the fiscal year of 2023.

o	CIB revenues accounted for 62.7% (equivalent to $36.3 million, of which Acroname contributed $3.4 million) compared to 68.2% (equivalent to $57.4 million) in 2023, as customers worked through excess inventory, which slowed the pace of orders.

o	Automotive revenues accounted for 37.3% (equivalent to $21.6 million), compared to 31.8% (equivalent to $26.8 million) in 2023. The decrease is due to gradual price erosion and a reduction in the number of units sold to Mercedes Benz.

●	2024 GAAP gross margin was 59.2% (non-GAAP gross margin was 62.9%). This compared to a GAAP gross margin of 62.5% for 2023 (and non-GAAP gross margin of 63.9%). On a segment basis, 2024 gross margin from the CIB was 71.0% and gross margin from Automotive was 39.5%. This compares to gross margin of 77.1% and 31.1%, respectively, in 2023. The increase in 2024 automotive gross margin was due to an optimization of our product cost. The decrease in gross margin of the CIB was due to a product mix shift and lower fixed cost absorption.

●	2024 GAAP net loss was $(36.6) million, compared to a GAAP net loss of $(19.7) million in 2023.

●	Adjusted EBITDA loss in 2024 was $(21.1) million, compared to $(10.3) million in 2023.

●	Robust balance sheet of $131.0 million in cash, cash equivalents and short-term deposits, and no debt, as of December 31, 2024, compared to $133.1 at the end of September 2024, and $142.0 million as of December 31, 2023.

●	Inventory balance of $10.2 million on December 31, 2024, down from $11.7 million on September 30, 2024, and $13.8 million on December 31, 2023.

2024 Business Highlights:

●	Achieved three design wins with leading European automotive OEMs for Valens’ MIPI A-PHY standard-compliant chipsets.

●	Completed the acquisition of Acroname to accelerate the introduction of new innovative USB products for the industrial and professional audio video markets.

●	Targeted new verticals that have high growth potential, including industrial machine vision, with recently released chipsets.

●	Commercialized the VS6320 chipset, which has attracted over 50 customers for professional audio-video and machine vision applications that have started development of products, mainly for the video conferencing market, that are expected to be commercialized during the second half of 2025.

●	Presented a five-year plan that, if achieved, could see Valens more than quadruple its top-line revenues by 2029.

●	Announced a share repurchase program of $10 million, which was completed in January 2025.

Financial Outlook for Q1 and Full Year of 2025:

For Q1 2025, Valens Semiconductor expects revenues to range between $16.3 million and $16.6 million, gross margin to range between 60.8% and 61.3%, and adjusted EBITDA loss to range between $(4.5) million and $(4.2) million.

For the full year 2025, Valens Semiconductor expects revenues to range between $71 million and $76 million.

Goals for 2025:

●	Professional Audio-Video: Partial recovery from the inventory digestion cycle; adoption and commercialization of VS6320-based products for the video conferencing market.

●	Industrial Machine Vision: Design win announcements based on the VS6320 and VA7000 chipsets.

●	Automotive: Design win announcements with leading OEMs.

●	Acquisitions: Identify potential synergetic acquisitions and close at least one, assuming the identification of a relevant target.

Disclaimer: Valens Semiconductor does not provide GAAP net profit (loss) guidance as certain elements of net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. Adjusted EBITDA is a non-GAAP measure. See the tables below for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call Information

Valens Semiconductor will host a conference call today, Wednesday, February 26, 2025, at 8:30 a.m. Eastern Time (ET) to discuss its fourth quarter and full year 2024 financial results and business outlook. To access this call, dial (at least 10 minutes before the scheduled time) +1 (888) 281-1167 (U.S.), 0 (808) 101-2717 (UK), 03 918 0610 (Israel) or +972 3 918 0610 (all other locations). A live webcast of the conference call will be available via the investor relations section of Valens Semiconductor’s website at Valens - Financials - Quarterly Results. The live webcast can also be accessed by clicking here. A replay of the conference call will be available on Valens Semiconductor’s website shortly after the call concludes.

NYSE Rule 203.01 Annual Financial Report Announcement

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, Valens Semiconductor Ltd. hereby announces to holders of its ordinary shares that its Annual Report on Form 20-F for 2024 (including its full year 2024 audited financial statements), filed with the U.S. Securities and Exchange Commission on February 26, 2025, is available in the investor relations section of its website at https://investors.valens.com/financials/secfilings/default.aspx. While the company encourages the sustainable approach of downloading and reading the report online, hard copies of the 2024 Annual Report will be provided free of charge, upon request, as follows: Valens Semiconductor Ltd., 8 Hanagar St. POB 7152, Hod Hasharon 4501309, Israel, or by emailing: investors@valens.com.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, our five-year plan, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor's ("Valens") management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers' demand; disruptions in relationships with any one of Valens' key customers; any difficulty selling Valens' products if customers do not design its products into their product offerings; Valens' dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays or quality events in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; our ability to successfully integrate or otherwise achieve anticipated benefits from acquired businesses; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; global political and economic uncertainty, including with respect to China-Taiwan relations; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens' Form 20-F filed with the SEC on February 26, 2025 under the heading "Risk Factors," and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens' expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens' assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens' assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens' chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

VALENS SEMICONDUCTOR LTD.

SUMMARY OF FINANCIAL RESULTS

(U.S. Dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Revenues	16,665	21,940	57,859	84,161
Gross Profit	10,073	13,527	34,277	52,592
Gross Margin	60.4%	61.7%	59.2%	62.5%
Net Income (Loss)	(7,317)	2,790	(36,583)	(19,661)
Working Capital[1]	133,577	158,763	133,577	158,763
Cash, cash equivalents and short-term deposits[2]	130,955	142,020	130,955	142,020
Net cash (used in) operating activities	(330)	(4,136)	1,019	(6,359)

Non-GAAP Financial Data
Non-GAAP Gross Margin[3]	64.5%	63.1%	62.9%	63.9%
Adjusted EBITDA Income (Loss)[4]	(3,688)	2,212	(21,063)	(10,259)
Non-GAAP Income (Loss) per share (in U.S. Dollars)[5]	$(0.02)	$0.06	(0.15)	$(0.05)

[1]	Working Capital is calculated as Total Current Assets, less Total Current Liabilities, as of the last day of the period.

[2]	As of the last day of the period.

[3]	Non-GAAP Gross Margin is defined as: GAAP Gross Profit excluding share-based compensation and depreciation and amortization expenses, divided by revenue. For the three months ended December 31, 2024, and 2023, share-based compensation and depreciation and amortization expenses were $681 thousand and $328 thousand, respectively. For the twelve months ended December 31, 2024, and 2023, share-based compensation and depreciation and amortization expenses were $2,135 thousand and $1,200 thousand, respectively.

[4]	Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, certain batch production incident expenses and change in fair value of Forfeiture Shares and in earnout liability, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net loss or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Please refer to the appendix at the end of this press release for a reconciliation to the most directly comparable measure in accordance with GAAP.

[5]	See reconciliation of GAAP to non-GAAP financial measures.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(U.S. Dollars in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

REVENUES	16,665	21,940	57,859	84,161
COST OF REVENUES	(6,592)	(8,413)	(23,582)	(31,569)
GROSS PROFIT	10,073	13,527	34,277	52,592
OPERATING EXPENSES:
Research and development expenses	(10,061)	(8,631)	(40,475)	(48,171)
Sales and marketing expenses	(4,666)	(3,984)	(18,302)	(17,314)
General and administrative expenses	(3,671)	(2,648)	(16,465)	(14,024)
Change in earnout liability	(85)	-	(377)	-
TOTAL OPERATING EXPENSES	18,483	(15,263)	(75,619)	(79,509)

OPERATING LOSS	(8,410)	(1,736)	(41,342)	(26,917)
Change in fair value of Forfeiture Shares	(1)	95	37	1,713
Financial income, net	1,136	4,477	4,795	5,637
INCOME (LOSS) BEFORE INCOME TAXES	(7,275)	2,836	(36,510)	(19,567)
INCOME TAXES	(44)	(51)	(96)	(112)
INCOME (LOSS) AFTER INCOME TAXES	(7,319)	2,785	(36,606)	(19,679)
Equity in earnings of investee	2	5	23	18
NET INCOME (LOSS)	(7,317)	2,790	(36,583)	(19,661)

Other comprehensive income:
Change in unrealized gains on cash flow hedges	601	-	601	-
TOTAL COMPREHENSIVE LOSS	(6,716)	2,790	(35,982)	(19,661)
EARNINGS PER SHARE DATA:
BASIC AND DILUTED NET INCOME (LOSS) PER ORDINARY SHARE[6] (in U.S. Dollars)	$(0.07)	$0.03	$(0.35)	$(0.19)
WEIGHTED AVERAGE NUMBER OF SHARES AND VESTED RSUS USED IN COMPUTING NET INCOME (LOSS) PER ORDINARY SHARE	106,683,126	102,964,797	105,477,191	101,985,939

[6]	See footnote 5.

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31, 2024	December 31, 2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	35,423	17,261
Short-term deposits	95,532	124,759
Restricted Short-term deposit	1,138	-
Trade accounts receivables	7,751	14,642
Inventories	10,155	13,836
Prepaid expenses and other current assets	3,904	4,196
TOTAL CURRENT ASSETS	153,903	174,694

LONG-TERM ASSETS:
Property and equipment, net	3,555	2,954
Operating lease right-of-use assets	7,458	2,202
Intangible assets	4,702	-
Goodwill	1,847	-
Other assets	687	708
TOTAL LONG-TERM ASSETS	18,249	5,864
TOTAL ASSETS	172,152	180,558

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	20,326	15,931
LONG-TERM LIABILITIES:
Forfeiture shares	1	38
Operating leases liabilities	6,645	190
Earnout liability	2,413	-
Other long-term liabilities	79	95
TOTAL LONG-TERM LIABILITIES	9,138	323
TOTAL LIABILITIES	29,464	16,254
TOTAL SHAREHOLDERS’ EQUITY	142,688	164,304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	172,152	180,558

VALENS SEMICONDUCTOR LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
CASH FLOW FROM OPERATING ACTIVITIES
Net income (loss) for the period	(7,317)	2,790	(36,583)	(19,661)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	788	439	2,546	1,632
Stock-based compensation	3,859	3,509	15,118	15,026
Exchange rate differences	(693)	(2,707)	660	945
Realized and unrealized losses on non-designated derivative instruments	609	-	609	-
Interest on short-term deposits	(361)	(481)	244	(848)
Change in fair value of forfeiture shares	1	(95)	(37)	(1,713)
Change in earnout liability	85	-	377	-
Reduction in the carrying amount of ROU assets	(119)	410	1,500	1,874
Equity in earnings of investee, net of dividend received	(4)	(12)	17	1
Changes in operating assets and liabilities:
Trade accounts receivable	(534)	(7,020)	7,185	(3,166)
Prepaid expenses and other current assets	(294)	(557)	991	489
Inventories	1,503	3,066	6,178	9,980
Other long-term assets	19	(168)	12	(174)
Current Liabilities	1,906	(2,931)	3,496	(9,187)
Change in operating lease liabilities	209	(347)	(1,278)	(1,598)
Other long-term liabilities	13	(32)	(16)	41
Net cash provided by (used in) operating activities	(330)	(4,136)	1,019	(6,359)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(37,879)	(32,682)	(141,541)	(206,024)
Maturities of short-term deposits	40,695	41,804	170,113	208,561
Purchase of property and equipment	(880)	(86)	(1,867)	(1,185)
Investment in a restricted short-term deposit	(1,120)	-	(1,120)	-
Derivative instruments of non-designated hedges	(4)	-	(4)	-
Cash paid for business combination, net of cash acquired	-	-	(7,800)	-
Net cash provided by investing activities	812	9,036	17,781	1,352
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of Ordinary Shares	(1,016)	-	(1,016)	-
Exercise of stock options	169	233	861	1,498
Net cash provided by (used in) financing activities	(847)	233	(155)	1,498

Effect of exchange rate changes on cash and cash equivalents	345	942	(483)	746
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20)	6,075	18,162	(2,763)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	35,443	11,186	17,261	20,024
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	35,423	17,261	35,423	17,261

SUPPLEMENT DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for taxes	20	31	122	293

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Trade accounts payable on account of property and equipment	260	486	569	611
Repurchase of Ordinary Shares	597	-	597	-
Fair value of earnout liability assumed in business combination	-	-	2,036	-
Operating lease liabilities arising from obtaining operating right-of-use assets and lease modification	682	24	6,094	398

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands)

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA, a non-GAAP measure. Adjusted EBITDA is defined as Net profit (loss) before financial income (expense), net, income taxes, equity in earnings of investee and depreciation and amortization, further adjusted to exclude share-based compensation, change in fair value of Forfeiture Shares, change in earnout liability and certain batch production incident expenses, which may vary from period-to-period. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers calculate Adjusted EBITDA in the same manner. Adjusted EBITDA should not be considered as an alternative to Net income (loss) or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity.

Although we provide guidance for Adjusted EBITDA, we are not able to provide guidance for projected Net profit (loss), the most directly comparable GAAP measures. Certain elements of Net profit (loss), including share-based compensation expenses and warrant valuations, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net profit (loss) or to reconcile our Adjusted EBITDA guidance without unreasonable efforts. Consequently, no disclosure of projected Net profit (loss) is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023

Net income (loss)	(7,317)	2,790	(36,583)	(19,661)
Adjusted to exclude the following:
Change in fair value of Forfeiture Shares	1	(95)	(37)	(1,713)
Change in earnout liability	85	-	377	-
Financial income, net	(1,136)	(4,477)	(4,795)	(5,637)
Income taxes	44	51	96	112
Equity in earnings of investee	(2)	(5)	(23)	(18)
Certain batch production incident expenses (income)	(10)	-	2,238	-
Depreciation and amortization	788	439	2,546	1,632
Stock-based compensation expenses	3,859	3,509	15,118	15,026
Adjusted EBITDA income (loss)	(3,688)	2,212	(21,063)	(10,259)

VALENS SEMICONDUCTOR LTD.

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(U.S. Dollars in thousands, except per share amounts)

The following tables provide a calculation of the GAAP Income (Loss) per ordinary share and reconciliation to Non-GAAP Income (Loss) per ordinary share.

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
GAAP Income (Loss) per ordinary Share
GAAP Net income (loss) used for computing Income (Loss) per ordinary Share	(7,317)	2,790	(36,583)	(19,661)
Earnings Per Share Data:
GAAP income (loss) per ordinary Share (in U.S. Dollars)	$(0.07)	$0.03	$(0.35)	$(0.19)
Weighted average number of shares and vested RSUs used in computing net income (loss) per ordinary share	106,683,126	102,964,797	105,477,191	101,985,939

	Three Months Ended December 31,		Year Ended December 31,
	2024	2023	2024	2023
Non-GAAP Income (Loss) per ordinary Share
GAAP Net income (loss)	(7,317)	2,790	(36,583)	(19,661)
Adjusted to exclude the following:
Stock based compensation	3,859	3,509	15,118	15,026
Depreciation and amortization	788	439	2,546	1,632
Certain batch production incident expenses (income)	(10)	-	2,238	-
Change in earnout liability	85	-	377	-
Change in fair value of Forfeiture Shares	1	(95)	(37)	(1,713)
Total Income (Loss) used for computing Income (Loss) per ordinary Share	(2,594)	6,643	(16,341)	(4,716)

Earnings Per Share Data:
Non-GAAP Income (Loss) per ordinary Share (in U.S. Dollars)	$(0.02)	$0.06	$(0.15)	$(0.05)
Weighted average number of shares and vested RSUs used for computing net income (loss) per ordinary share	106,683,126	102,964,797	105,477,191	101,985,939

For more information, please contact:

Michal Ben Ari
Investor Relations Manager
Valens Semiconductor Ltd.
michal.benari@valens.com

Miri Segal

MS-IR

msegal@ms-ir.com

Media Contact:

Yoni Dayan
Head of Communications
Valens Semiconductor Ltd.
yoni.dayan@valens.com

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